As filed with the Securities and Exchange Commission on August 3, 2021

Investment Company Act File No. 811-23035

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

The Gabelli Go Anywhere Trust

(Name of Subject Company (Issuer))

The Gabelli Go Anywhere Trust

(Names of Filing Person(s) (Offeror))

Common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

36250J109

(CUSIP Number of Class of Securities)

Peter Goldstein, Esq.

The Gabelli Go Anywhere Trust

One Corporate Center

Rye, New York 10580-1422

Telephone: (800) 422-3554

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Thomas A. DeCapo, Esq. Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street
Boston, Massachusetts 02116

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$26,141,798.80(a)	$2,852.07(b)

(a)

Calculated solely for purposes of determining the amount of the filing fee. The amount is based upon the offer to purchase up to 1,546,852 shares of common stock in the offer based upon a price of $16.90 (98% of the net asset value per share on July 30, 2021).

(b)

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2021, equals $109.10 for each $1,000,000 of the value of the transaction.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	Not applicable Not applicable Not applicable Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Gabelli Go Anywhere Trust, a Delaware statutory trust (the “Fund”), to purchase for cash any and all of the Fund’s outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase dated August 3, 2021 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a)        The name of the issuer is The Gabelli Go Anywhere Trust, a non-diversified closed-end management investment company organized as a Delaware statutory trust (the “Fund”). The principal executive offices of the Fund are located at One Corporate Center Rye, New York 10580-1422. The telephone number of the Fund is (800) 422-3554.

(b)        The title of the securities being sought is common shares of beneficial interest, par value $0.001 per share (the “Share”). As of July 30, 2021, there were 1,546,852 Shares issued and outstanding.

(c)        The principal market in which the Shares are traded is the NYSE American LLC (“NYSE American”). The Fund began trading on the NYSE American on September 2, 2016. For information on the high, low and closing (as of the close of ordinary trading on the NYSE American on the last day of each of the Fund’s fiscal quarters) market prices of the Shares in such principal market for each quarter for the past two calendar years, see Section 10, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a)        The Fund is the filing person. The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information about the Fund” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)(1)    The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”
•	“Price; Number of Shares”
•	“Purpose of the Offer”
•	“Plans or Proposals of the Fund”
•	“Certain Conditions of the Offer”
•	“Procedures for Tendering Shares for Purchase”
•	“Withdrawal Rights”
•	“Payment for Shares”
•	“Source and Amount of Consideration”

•	“Effects of the Offer; Consequences of Participation”
•	“Interests of Trustees and Officers; Transactions and Arrangement Concerning the Shares”
•	“Certain Information about the Fund”
•	“Certain U.S. Federal Income Tax Consequences”
•	“Amendments; Extensions of Repurchase Period; Termination”
•	“Fees and Expenses”

(a)(2)    Not applicable.

(b)        The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information about the Fund” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(e)        The information set forth in the Offer to Purchase under “Purpose of the Offer;” “Plans or Proposals of the Fund,” “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information About the Fund” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a)        The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

(b)        The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

(c)        The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a)        The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b)        The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d)        The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a)        The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b)        The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a)        No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1)    The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2)    None.

(a)(3)    Not applicable.

(a)(4)    Not applicable.

(a)(5)    None.

(c)        Not applicable.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase, dated August 3, 2021.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on May 14, 2021.(1)

(a)(5)(ii)	Press release issued on August 2, 2021.(2)

(b)	None.

(d)(1)	Automatic Dividend Reinvestment Plan.(3)

(d)(2)	Investment Advisory Agreement between Registrant and Gabelli Funds, LLC.(4)

(d)(3)	Custodian Agreement.(5)

(d)(4)	Registrar, Transfer Agency and Service Agreement.(5)

(g)	None.

(h)	None.

*    Filed herewith.

(1)   Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the SEC on May 14, 2021.

(2)   Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the SEC on August 2, 2021.

(3)   Incorporated by reference to the Registrant’s 2020 annual report on Form N-CSR, as filed with the SEC on March 8, 2021.

(4)   Previously filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the Securities and Exchange Commission on May 12, 2015 (File Nos. 333- 202459 and 811-23035).

(5)   Previously filed as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, as filed with the Securities and Exchange Commission on June 5, 2015 (File Nos. 333- 202459 and 811-23035).

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Gabelli Go Anywhere Trust

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President

Dated: August 3, 2021

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated August 3, 2021.

(a)(1)(ii)	Form of Letter of Transmittal.